Q1 2025 EARNINGS CONFERENCE CALL

May 7, 2025



FORTIS INC.

FORWARD LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2025-2029; forecast rate base in 2029 and forecast rate base growth rate for 2024-2029; the expected and potential impacts of tariffs on the supply chain and customer affordability, and the expectation that the imposition of tariffs will not have a material financial impact in 2025; the nature, timing, benefits and expected costs of additional opportunities beyond the Capital Plan, including ITC's investments related to tranches 2.1 and 2.2 of the MISO LRTP, ITC customer connections, including investments related to the Big Cedar Load expansion project and data centers, MISO/SPP JTIQ, potential new retail load growth in Arizona, investment opportunities related to UNS Energy's 2023 IRP through 2038, transmission investments at UNS Energy, Tilbury LNG Expansion, renewable gases at FortisBC Energy, and Central Hudson's regional transmission investments as minority partner in NY Transco; annual dividend growth guidance through 2029; the anticipated implementation of a public safety power shutoff at FortisBC in 2025; the expected impact of proposed wildfire legislation in Arizona on utility-related wildfire liability; expected sources of funding for the 2025-2029 Capital Plan, including the source of common equity proceeds; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; forecast capital expenditures for 2025-2029 by business unit; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with the MISO LRTP tranches 1 and 2.1, UNS IRP Related Generation, UNS Roadrunner Reserve Battery Storage Projects 1 & 2, UNS Vail-to-Tortolita Transmission Project, FortisBC Eagle Mountain Pipeline Project, FortisBC Tilbury LNG Storage Expansion, FortisBC AMI Project and the FortisBC Tilbury 1B Project; forecast rate base for 2025-2029 and forecast rate base growth from 2024 through 2029 by business unit; the 2050 net-zero direct GHG emissions target and interim 2030 and 2035 GHG emissions reduction targets; the expectation to have a coal-free generation mix by 2032; FortisBC targets to support the energy transition and reduce GHG emissions; forecast debt maturities for 2025-2034; and scheduled preferred share dividend rate resets.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's DRIP; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated 5-year Capital Plan and forecast rate base converted at a forecast USD:CAD foreign exchange rate of 1.30 for 2025-2029.



David Hutchens

President and Chief Executive Officer,
Fortis Inc.



Jocelyn Perry

EVP and Chief Financial Officer,
Fortis Inc.

Q1 2025 BUSINESS UPDATE

Delivered Safe & Reliable Service

Capital Expenditures of $1.4B in Q1 2025

Q1 2025 EPS $1.00
⬆ $0.07 over Q1 2024

Constructive Regulatory Outcome in British Columbia



HIGHLY EXECUTABLE CAPITAL PLAN SUPPORTS LOW-RISK ANNUAL RATE BASE GROWTH OF ~6.5%

$1.4 Billion

Capital Expenditures in Q1

2025 annual capital plan of $5.2B on track with major capital projects progressing

$26 Billion

2025-2029 Capital Plan

23% major capital projects
Virtually all regulated investments

6.5%

5-Year Rate Base CAGR

Rate base forecast to grow from $39B in 2024 to $53B in 2029



Note: Capital Expenditures is a Non-U.S. GAAP Financial Measure. Refer to Slide 15 for Non-U.S GAAP Reconciliation.
U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.37 for 2024 and 1.30 for 2025-2029. CAGR is calculated on a constant foreign exchange rate basis.

OPPORTUNITIES TO EXPAND AND EXTEND GROWTH BEYOND THE PLAN



ITC
A FORTIS COMPANY

- **MISO LRTP Tranche 2.1**
  ~US$3.7-$4.2B for projects in Michigan and Minnesota where ROFRs are in effect and system upgrades in Iowa; majority of investments are expected post-2029
- **Customer Connections**
  Includes ~1,600 MWs for Big Cedar Load Expansion Project and potential for over ~5,000 MWs of load growth for proposed data centers and economic development in preliminary stages of development
- **MISO/SPP JTIQ**
- **MISO LRTP Tranche 2.2**
  Timing and scope unknown



UNS
UNS Energy Corporation
A Fortis Company

- **Retail Load Growth**
  Negotiations ongoing for 300+ MWs of new high load factor customers using existing and planned capacity ramping up in 2027; further negotiations ongoing for 600 MWs of new load beginning in 2030 with generation and transmission investments expected
- **2023 IRP**
  Investment opportunity of **~US$2.5-$5.0B** through 2038
- **Transmission Investments**



FORTIS BC

- **Tilbury LNG Expansion**
  Marine bunkering
- **Renewable Gases**
- **Customer & Load Growth**
  in electric service territory



People. Power. Possibilities.
Central Hudson
A FORTIS COMPANY

- **Transmission Investments**
  Regional transmission as minority partner in NY Transco

DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY

51 Years
of Consecutive Increases in Dividends Paid

4-6%
Annual Dividend Growth Guidance through 2029



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FORTIS
WALL ST
FTS
LISTED
NYSE
FORTIS
FTS
LISTED
NYSE

FIRST QUARTER RESULTS



Earnings
$459M
$499M
Q1 2024
Q1 2025



EPS
$0.93
$1.00
Q1 2024
Q1 2025



Q1 2025 EPS DRIVERS



$0.93
$0.02
$0.01
$0.01
$0.01
$0.03
($0.01)
$1.00
Q1 2025 EPS ⬆ $0.07 compared to Q1 2024
Q1 2024 Basic EPS
U.S. Electric & Gas (1)
U.S. Transmission (ITC)
Western Canadian Electric & Gas (2)
Other Electric
Foreign Exchange(3)
Weighted Average Shares
Q1 2025 Basic EPS

(1) Includes UNS Energy and Central Hudson.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(3) Reflects average foreign exchange rate of 1.43 in Q1 2025 compared to 1.35 in Q1 2024.

LIQUIDITY, FUNDING & CREDIT RATINGS

Q1 2025 Long-Term Debt Issuances

- Fortis Inc.
  - $600M 7-year notes at 4.09%
- UNS Energy
  - US$300M 30-year notes at 5.90%

Raised over $1B in Long-Term Debt in Q1 2025

Balanced Approach To Funding Growth



Cash From Operations(1) 59%
Net Debt(2) 30%
Equity(3) 11%
$26B
Capital Plan
2025-2029

Credit Ratings & Outlooks

MOODY'S	S&P Global	MORNINGSTAR DBRS
Baa3	A-[4]	A (low)
Stable	Negative	Stable

(1) Non-U.S. GAAP financial measure. Reflects cash from operating activities net of dividends and including customer contributions.
(2) Net debt reflects regulated and non-regulated debt issuances, net of repayments.
(3) Reflects common shares issued under the Corporation's dividend reinvestment and employee share purchase plans. $500M ATM available for flexibility as needed.
(4) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

RECENT REGULATORY ACTIVITY

2025-2027 Rate Framework

- In March 2025, the BCUC issued its decision on FortisBC's 2025-2027 rate framework application
- The rate framework builds upon the previous multi-year rate plan
- Includes:
  - Updates to depreciation rates
  - Similar approach to operating expenses and capital
  - Continuation of innovation fund
  - Earnings sharing mechanisms

TEP General Rate Application

- TEP expects to file its general rate application this summer with the ACC
- Annual formulaic rate adjustment mechanism to be included
- A formula rate mechanism, if approved by the ACC, would adjust rates annually based on a predetermined formula
- Formula rate plans are expected to improve rate stability for customers, while also reducing regulatory lag

Central Hudson General Rate Application

- In August 2024, Central Hudson filed a general rate application with the PSC requesting new rates effective July 1, 2025
- Application seeks an allowed ROE of 10% and 48% common equity ratio
- Settlement negotiations progressing
- Timing and outcome of this proceeding are unknown

WHY INVEST IN FORTIS?



SUSTAINABLE GROWTH

Focused on Executing

Strong Rate Base Growth	Robust Transmission Investment Pipeline	Transparent Funding Plan
Cleaner Energy Transition	4-6% Annual Dividend Growth	Investment-Grade Credit Ratings

LOW-RISK

Safe, Well-Run Utilities

Strong Governance	Regulatory & Geographic Diversity	Constructive Regulatory Relationships
Local Business Model	Virtually 100% Regulated	Primarily Transmission & Distribution Assets

UPCOMING EVENTS

Expected Earnings Release Dates

- Q2 2025 – August 1, 2025
- Q3 2025 – November 4, 2025



NON-U.S. GAAP RECONCILIATION

($MILLIONS)	Q1 2025	Q1 2024	VARIANCE
Capital Expenditures			
Additions to property, plant and equipment	1,483	1,071	412
Additions to intangible assets	60	42	18
Adjusting items:			
Eagle Mountain Pipeline Project[1]	(123)	-	(123)
Wataynikaneyap Transmission Power Project[2]	-	15	(15)
Capital Expenditures	**1,420**	**1,128**	**292**

(1) Represents contributions in aid of construction received for the Eagle Mountain Pipeline project, included in the FortisBC Energy segment.
(2) Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment. Construction was completed in Q2 2024.

FIRST QUARTER RESULTS BY SEGMENT

First Quarter Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q1 2025	Q1 2024	VARIANCE
Regulated – Independent Electric Transmission			
ITC	150	138	12
Regulated – U.S. Electric & Gas			
UNS Energy	81	88	(7)
Central Hudson	65	37	28
	146	125	21
Regulated – Canadian & Caribbean Electric & Gas			
FortisBC Energy	156	146	10
FortisAlberta	37	45	(8)
FortisBC Electric	21	20	1
Other Electric	42	34	8
	256	245	11
Corporate and Other	(53)	(49)	(4)
Common Equity Earnings	**499**	**459**	**40**
Weighted Average Shares (# millions)	500.3	491.6	8.7
EPS	**$1.00**	**$0.93**	**$0.07**

2025-2029 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2025F	2026F	2027F	2028F	2029F	2025-2029 TOTAL
Regulated – Independent Electric Transmission						
ITC	1,403	1,488	1,523	1,600	1,573	7,587
Regulated – U.S. Electric & Gas						
UNS Energy	1,276	1,087	1,201	1,138	581	5,283
Central Hudson	462	480	440	486	462	2,330
Total Regulated – U.S. Electric & Gas	1,738	1,567	1,641	1,624	1,043	7,613
Regulated – Canadian & Caribbean Electric & Gas						
FortisBC Energy	687	785	1,080	804	564	3,920
FortisAlberta	624	683	681	701	743	3,432
FortisBC Electric	179	186	167	183	181	896
Other Electric	540	477	491	528	500	2,536
Total Regulated – Canadian & Caribbean Electric & Gas	2,030	2,131	2,419	2,216	1,988	10,784
Non-Regulated – Corporate & Other	7	6	5	3	2	23
Total Capital Plan	**5,178**	**5,192**	**5,588**	**5,443**	**4,606**	**26,007**

Note: U.S. dollar-denominated capital expenditures converted at a USD:CAD foreign exchange rate of 1.30.

MAJOR CAPITAL PROJECTS

($ Millions)	2024A	2025-2029F	Estimated Completion Date
ITC MISO LRTP[1]	64	1,704	Various
UNS IRP Related Generation[2]	1	1,620	Various
UNS Roadrunner Reserve Battery Storage Project 1	286	51	2025
UNS Roadrunner Reserve Battery Storage Project 2	115	325	2026
UNS Vail-to-Tortolita Transmission Project	47	253	2027
FortisBC Eagle Mountain Pipeline Project[3]	386	314	2027
FortisBC Tilbury LNG Storage Expansion	6	585	2029
FortisBC AMI Project	30	733	2028
FortisBC Tilbury 1B Project	5	339	2029


Major Capital Projects 23%
$26B
Capital Plan
2025-2029
Smaller Projects 77%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Includes capital expenditures of ~US$1.2B for Tranche 1 and ~US$140M for Tranche 2.1 for the forecast period 2025-2029.
(2) Includes capital expenditures for resource requirements, including renewable generation, energy storage systems and natural gas generation supporting the transition to cleaner energy as outlined in the 2023 IRPs for TEP and UNS Electric.
(3) The project is net of customer contributions.

2024-2029 RATE BASE BY BUSINESS UNIT

Rate Base

($BILLIONS, EXCEPT FOR CAGR)	2024A	2025F	2026F	2027F	2028F	2029F	5-YEAR CAGR to 2029
Regulated – Independent Electric Transmission							
ITC[1]	12.5	12.8	13.9	14.8	15.7	16.5	6.8%
Regulated – U.S. Electric & Gas							
UNS Energy[2]	7.6	7.7	8.3	8.8	9.8	10.7	6.7%
Central Hudson	3.2	3.4	3.7	4.0	4.1	4.3	7.2%
Total Regulated – U.S. Electric & Gas	10.8	11.1	12.0	12.8	13.9	15.0	6.8%
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy[2]	5.8	6.3	6.7	7.4	8.1	8.7	6.4%
FortisAlberta	4.4	4.7	4.9	5.2	5.4	5.7	5.3%
FortisBC Electric	1.7	1.8	1.8	2.0	2.0	2.1	4.4%
Other Electric	3.8	4.0	4.3	4.4	4.8	5.0	6.2%
Total Regulated – Canadian & Caribbean Electric & Gas	15.7	16.8	17.7	19.0	20.3	21.5	5.8%
Total Rate Base Forecast	**39.0**	**40.7**	**43.6**	**46.6**	**49.9**	**53.0**	**6.5%**

Note: U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.37 for 2024 and 1.30 for 2025-2029. CAGR is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.
(2) CAGR includes CWIP balances at UNS Energy and FortisBC Energy due to significant construction projects in process in 2024 that become rate base later in the planning period. Rate base growth adjusted for CWIP balances of $1.0B at UNS Energy and $0.6B at FortisBC Energy, respectively, in 2024, as well as $0.5B at UNS Energy and $0.1B at FortisBC Energy, respectively, in 2029.

SENSITIVITY EXPOSURE & HEDGING

Foreign Exchange

- Assumed USD:CAD FX rate of 1.30 for 2025-2029 Capital Plan
- ~65% of regulated earnings[(1)]/ 60% of capital plan in USD at U.S. & Caribbean utilities
- +/- $0.05 change in USD:CAD
  - Five-year capital plan: $600M
  - EPS: ~$0.05, inclusive of hedging activities

Hedging Activities

- FX contracts (primarily forwards and collars)[(2)]
- ~US$1.8B in U.S. dollar-denominated debt outstanding at Fortis Inc. as a natural hedge
- ~US$400M cross-currency interest rate swaps

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.035	$0.030
UNS Energy	$0.025	$0.015
FortisBC	$0.020	$0.015
Central Hudson	$0.010	$0.005
FortisAlberta	$0.010	$0.010



(1) Non-U.S. GAAP financial measure for year ended December 31, 2024. Excludes Net Expenses of Corporate and Other segment.
(2) As of March 31, 2025, the contracts had a combined notional value of US$513M.

ONGOING REGULATORY PROCEEDINGS

ITC A FORTIS COMPANY

Transmission Incentives In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps RTO adder for transmission owners that have been RTO members for longer than three years; the timing and outcome of this proceeding remain unknown

UNS Energy Corporation A Fortis Company

UNS Gas General Rate Application In November 2024, UNS Gas filed a general rate application with the ACC requesting an increase in gas delivery rates effective February 1, 2026; the application seeks an allowed ROE of 10.25% and 56% common equity ratio; in January 2025, UNS Gas filed supplemental material proposing an annual rate adjustment mechanism following the ACC's approval of a formula rate policy statement; the timing and outcome of this proceeding are unknown

Central Hudson A FORTIS COMPANY

2025 General Rate Application In August 2024, Central Hudson filed a general rate application with the PSC requesting new rates effective July 1, 2025; application seeks an allowed ROE of 10% and 48% common equity ratio; timing and outcome of this proceeding are unknown

Enforcement Proceeding Following a Show Cause Order issued in 2024, the PSC issued an order in March 2025 to commence an enforcement proceeding in connection with a gas-related explosion that occurred in November 2023; the timing and outcome of the proceeding are unknown

FORTIS ALBERTA

Third PBR Term Decision In 2023, the AUC issued a decision establishing the parameters for the third PBR term for 2024-2028; FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC; in March 2025, the Court of Appeal granted FortisAlberta permission to appeal, and a decision is expected in Q1 2026

SUSTAINABILITY LEADERSHIP



Climate and Innovation

- 2050 net-zero direct emissions goal with interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035; the Corporation's ability to achieve the GHG targets may be impacted by federal, state and provincial energy policies, as well as external factors, including significant customer and load growth and the development of clean energy technology
- Progress: Reduced scope 1 emissions by 34% to the end of 2024 relative to 2019 levels
- 170 MW of coal generation capacity was retired at TEP in June 2022: expect to be coal-free by 2032; seasonal operations commenced at Springerville in 2023
- Pilot project formed to produce low-carbon hydrogen; FortisBC continues to partner with others, including local universities, to study safe and reliable hydrogen blending with natural gas
- FortisBC increased RNG supply by 21% in 2023, and by more than 10 times since 2019
- FortisBC targets to support the energy transition and reduce GHG emissions:
  - Reduce absolute scope 1 GHG emissions by 35% by 2035 from 2019 levels
  - Reduce customers' GHG emissions by 200k tonnes through participation in conservation and energy management initiatives by the end of 2027
  - Invest $690M to help customers save 3.8M gigajoules of gas and 115 GWh of electricity by the end of 2027

Community and Indigenous Relations

- Building on our strong record of mutually beneficial partnerships with Indigenous peoples
- FortisBC awarded silver-level designation in Progressive Aboriginal Relations™ from the Canadian Council of Indigenous Business
- 1,800 KM Wataynikaneyap transmission line connecting 17 remote First Nations communities to the Ontario power grid
- ~$15M of community investment in 2024

Governance Leadership

- Ranked #1 out of 215 S&P/TSX companies in The Globe & Mail 2024 Board Games
- Independent chair; 11 of 12 directors are independent
- 50% of Fortis board members are women; 2 of 12 identify as a visible minority
- Average board tenure of 6.4 years as of March 2025
- Women currently represent 57% of the Fortis Inc. executive leadership team
- 73% of Fortis utilities have a female in the position of CEO or board chair
- Executive compensation linked to climate and sustainability initiatives

Q1 2025 SALES TRENDS

	CHANGE IN RETAIL ENERGY SALES	Q1 2025 vs. Q1 2024 SALES TRENDS
ITC A FORTIS COMPANY	N/A	• Peak load up 3% primarily due to colder weather
UNS [1] UNS Energy Corporation A Fortis Company	-2%	• Decrease primarily due to lower heating load associated with milder temperatures
People. Power. Possibilities. Central Hudson A FORTIS COMPANY	+6%	• Increase primarily due to higher average consumption by residential and commercial customers due to colder weather
FORTIS ALBERTA	-	• C&I sales up 1% due to customer additions and higher average consumption by industrial customers; residential sales down 2% due to lower average consumption associated with milder weather
FORTIS BC	+4%	• Increase in gas sales primarily due to higher average consumption by industrial, commercial and residential customers
	+4%	• Increase in electric sales primarily due to higher average consumption by residential customers, reflecting colder weather, and higher average consumption by industrial customers
Other Electric	+1%	• Eastern Canadian residential sales up 2%; commercial sales flat • Caribbean sales up 3% primarily due to increased tourism activities and customer additions

(1) Excludes wholesale sales at UNS Energy.



LONG-TERM DEBT MATURITIES & PREFERENCE SHARE DIVIDENDS


10-Year Debt Maturities
$2.5
$2.0
$1.5
$1.0
$0.5
$-
billions
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
Non-Regulated(1)
Regulated

Preference Share Rate Resets


2025
Series H - $192M
June 1, 2025(2)
Series I - $58M
June 1, 2025(3)
2026

Note: U.S. dollar-denominated debt translated at March 31, 2025 USD:CAD closing foreign exchange rate of 1.44.

(1) Includes non-regulated debt maturities at Fortis Inc. and ITC Holdings.
(2) The annual fixed rate dividend per share for Series H will be reset from $0.45875 to $1.04575 for the five-year period from June 1, 2025 up to but excluding June 1, 2030.
(3) The quarterly floating rate dividend per share for Series I will be reset from $0.278016 to $0.258545 for the three-month period from June 1, 2025 up to and including August 31, 2025.

STRONG INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	MOODY'S	MORNINGSTAR DBRS
Fortis Inc.	A-[(1)]	Baa3	A (low)
ITC Holdings Corp.	A-[(1)]	Baa2	n/a
ITC Regulated Subsidiaries	A+	A1	n/a
TEP	A-	A3	n/a
Central Hudson	BBB+	Baa1	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A



(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.

GLOSSARY

ACC	Arizona Corporation Commission
AMI	Advanced Metering Infrastructure
ATM	At-the-market equity program
AUC	Alberta Utilities Commission
BCUC	British Columbia Utilities Commission
Board	Board of Directors of the Corporation
CAGR	compound average growth rate of a particular item. CAGR = (EV/BV) 1-N -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. Also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project in 2024. See "Non-US GAAP Financial Measures" in the Q1 2025 MD&A.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CEO	Chief Executive Officer of Fortis
Corporation	Fortis Inc.
COS	Cost of Service
Court of Appeal	Court of Appeal of Alberta
CWIP	Construction work-in-progress
C&I	Commercial & Industrial
DRIP	dividend reinvestment plan
EPS	earnings per common share
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance.
GHG	greenhouse gas
GWh	Gigawatt hours
IRP	Integrated Resource Plan
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
JTIQ	Joint Transmission Interconnection Queue Study
Km	Kilometers(s)
LNG	liquefied natural gas
LRTP	Long-Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Morningstar DBRS	DBRS Limited
MW	megawatt(s)
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
Non-U.S. GAAP Financial Measure	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
NY Transco	New York Transco LLC, a joint venture with affiliates of other investor-owned utilities in New York State, which was created to develop, own, and operate electric transmission projects in the state.
PBR	performance-based rate-setting
PSC	New York Public Service Commission
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
RNG	renewable natural gas
ROE	rate of return on common equity
ROFR	right of first refusal
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
SPP	Southwest Power Pool
TEP	Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy
TSX	Toronto Stock Exchange
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric	UNS Electric, Inc.
UNS Gas	UNS Gas, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate